December 7, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare & Insurance
Washington, D.C. 20549-3628

Attention: Rolf Sundwall / Kevin Vaughn

Re:	Greenlight Capital Re, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2016 (the “Form 10-K”)
Form 10-Q for the Quarterly Period Ended September 30, 2017 (the “Form 10-Q”)
File No. 001-33493

Dear Sirs:

Set forth below are the responses of Greenlight Capital Re, Ltd. (the “Company”, “our” or “we”) to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated November 22, 2017 with respect to the Form 10-K and Form 10-Q referenced above.
For your convenience, we have set forth below each of the Staff's comments contained in your letter referenced above followed by the Company's respective response thereto. Caption references and page numbers refer to the captions and pages contained in the Form 10-K or Form 10-Q, as applicable, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K or Form 10-Q, as applicable. All numbers are in thousands, except where noted otherwise.
Form 10-K for Fiscal Year Ended December 31, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

1.
You disclose on page 62 that "Due to the investment loss for the year ended December 31, 2015, based on the advisory agreement, the performance compensation for subsequent years is reduced to 10% of investment income until all the investment losses have been recouped and an additional amount equal to 150% of the investment loss is earned." Given the significance of your net investment income to your overall operating results and business focus as well as the related party aspect of your investment advisor fees, please provide us with a schedule showing the amount of past losses that must be recouped by future investment income before the maximum performance fee rate of 20% can be charged.

During 2015, the Company reported a net investment loss of $281,924 of which $5,508 was attributable to a non-controlling interest in a joint venture (“minority interest”). The Company’s net investment loss, net of minority interest, can be broken down as follows:

Net investment loss subject to advisory agreement    $(276,700)
Other investment income - own account             284
Total net investment loss                $(276,416)

As such, based on the advisory agreement, as described in Note 13 to the Consolidated Financial Statements, the performance compensation for years subsequent to December 31, 2015 will be reduced to 10% until such time as investment income of $691,750 is earned on the investment portfolio (being the subject loss of $276,700 + ($276,700 * 1.5)). We intend to disclose in future 10-K filings the amount of investment income that needs to be earned before the performance fee reverts back to 20%.

Financial Statements, page F-4

2.
In light of the significance of and related party aspect to your investment advisor compensation fees, please tell us how you considered the guidance of Rule 4-08(k) of Regulation S-X in determining how to present all related party amounts on the face of your financial statements.

Rule 4-08 of Regulation S-X, “General Notes to Financial Statements”, states: “If applicable to the person for which the financial statements are filed, the following shall be set forth on the face of the appropriate statement or in appropriately captioned notes.”

Given the extent of our related party transactions with our investment advisor, we believed it was more appropriate for our related party transactions to be identified and disclosed in an appropriately captioned note to the financial statements. The investment advisor compensation is netted against our gross investment income with the net amount reported on the face of the consolidated statements of income as net investment income. We believed that presenting net investment income on the face of the statement of income was more meaningful to our readers than presenting gross investment income separately. We identified and presented all related party transaction amounts in Note 13 which is appropriately captioned “Related Party Transactions”. We believed that by disclosing the related party transactions in detail in Note 13, we provided our readers more meaningful information by separating the components of the investment advisor compensation into performance allocation and management fee.  With reference to Rule 4-08(k), in future filings, in addition to the detailed note disclosure, we will include the amounts of the related party fees as a parenthetical caption next to net investment income on the face of the statement of income.

Please also note that at December 31, 2016 and December 31, 2015, we had no balances payable to our investment advisor. Therefore, on the face of the balance sheets for these periods there were no amounts recorded. However, as of September 30, 2017 and March 31, 2017, there were performance compensation balances payable to a related party which were presented on the face of the balance sheets and statements of cash flows for those periods in accordance with Rule 4‑08(k).

Notes to the Consolidated Financial Statements
7. Loss and Loss Adjustment Expense Reserves
Disclosures about Short Duration Contracts, page F-32

3.
Please tell us how you determined the level at which to aggregate your short duration reinsurance business for the incurred and paid development tables. As part of your response, provide us with a breakdown quantifying the net premiums, losses incurred, claims paid, and ending reserve liabilities for the last two years by each product line quantified on page six and discussed in your results of operations for your frequency and severity categories. For each product line identified on page six, list the relevant characteristics of that product line and compare them to the characteristics of the other product lines with which it has been aggregated. Tell us how you determined it was appropriate to aggregate these product lines into the development tables disclosed here, and why each of the product lines identified did not have significantly different characteristics in accordance with ASC 944-40-50-4H and ASC 944-40-55-9A through 55-9C.

Under ASC 944-40-50-4H, the information required by paragraphs ASC 944-40-50-4B through 50-4G and ASC 944-40-50-5 are required to be aggregated or disaggregated in a manner such that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics. The purpose of this accounting principle is to require disclosures that allow users to understand the amount, timing, and uncertainty of cash flows arising from short duration insurance contracts.

Paragraph 944-40-55-9B provides that, when selecting the type of category to be used to aggregate or disaggregate disclosures, an entity should consider how information about its liability for unpaid claims and claim adjustment expenses has been presented for other purposes, including:

a) Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, statutory filings, or investor presentations);
b) Information regularly viewed by the chief operating decision maker for evaluating financial performance; and
c) Other information that is similar to the types of information identified in (a) and (b) and that is used by an entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

Paragraph 944-40-55-9C provides that examples of categories that might be appropriate to use to aggregate or disaggregate disclosures include, among other things, reportable segment as defined in Topic 280 on segment reporting, type of coverage and claim duration.

In preparing the net incurred and paid loss and loss expense development tables included in the Form 10-K, we took into consideration all of the factors above. In addition, in analyzing the level at which to aggregate our short duration reinsurance business for the tables in the Form 10-K, we considered that for the period ended December 31, 2016:

•	The Company was a global property and casualty reinsurer with a customized underwriting operation.

•	We managed our business on the basis of one operating segment - property and casualty reinsurance.

•	We considered whether to aggregate the tables at the segment level or to disaggregate the tables based on the frequency and severity categories or at the level of product lines.

•	The Company underwrote both “frequency” business and “severity” business across various product lines.

◦
Frequency business is characterized as business with the potential for relatively large number of small losses from a wide range of events. Frequency business generally tends to be more predictable and has different characteristics relating to the amount, timing and uncertainty of cash flows than severity business.

◦
Severity business is characterized as business with the potential for significant losses arising from a single or limited number of events. Severity business is significantly more volatile than frequency business which results in significantly different characteristics relating to the amount, timing and uncertainty of cash flows.

•	The Company did not allocate resources or make decisions based on product line, but instead managed and analyzed business using frequency and severity categories.

•	The Company’s employee and management quantitative bonus plan has been designed to take into account the different characteristics between the severity and frequency business.

•
The Company historically has provided its investors and shareholders with disaggregated results by severity and frequency. For example, the Company has presented composite ratios disaggregated by severity and frequency business in prior annual reports on Forms 10-K as well as in quarterly reports on Forms 10-Q, earnings releases and investor presentations.

We considered disaggregating the tables by product lines. However, due to the customized nature of our underwriting operations, the Company does not underwrite static product lines but instead maintains flexibility to enter into, and exit out of, product lines frequently based upon current and projected market conditions, alternative opportunities for deploying capital and other macro factors. For the period ended December 31, 2016, The Company did not utilize product lines in its business planning, performance monitoring and resource allocation decisions. In addition, during the period several of the Company’s assumed reinsurance contracts included multiple product classes that were not readily separable based on the claims data provided by the cedents. We believe that, given the foregoing, an allocation process developed to arbitrarily allocate historical claims data into product classes would not have resulted in accurate, consistent or useful information for readers and investors.

As requested, please see Appendix A of this letter for the breakdown of the net premiums, losses incurred, claims paid and ending reserve liabilities for the last two years by each product line quantified in the table on page 6 of Form 10-K. Please note that in instances where an assumed contract is composed of multiple product lines, we may not receive a breakdown of this information from the cedent. In those circumstances, the premiums, losses and/or ending reserve liabilities have been allocated among the product lines for the purposes of Appendix A.

Note that the table on page 6 of the Form 10-K includes frequency and severity business aggregated for each product line. We believe that aggregating the incurred and paid development tables by the product lines would not have adequately presented the differences between the more volatile severity business and the less volatile frequency losses within each product line. Additionally, in some cases a line of business within a frequency or severity category may only consist of a single reinsurance assumed contract. We believe that providing incurred and paid development tables for every product line would not have provided meaningful information for readers and investors.

In our results of operations in the Form 10-K we discussed the results by the frequency and severity categories. In the Form 10-K, we did provide certain granular explanations for significant changes and events attributable to a line of business within the category, and may do so in the future, when and if such information is available and when and if we determine that such information would be deemed relevant by a reasonable investor. Notwithstanding, however, we did not analyze our business on a product line basis during the period ended December 31, 2016.

Conclusion
Based on the above facts and circumstances, we believe that the level at which the Company aggregated its short duration reinsurance business for the incurred and paid development tables in the Form 10-K was in accordance with ASC 944-40-50-4H and ASC 944-40-55-9A through 55‑9C.

We note that as our underwriting portfolio develops and our business strategy evolves, we may determine, based on the facts and circumstances in future periods, to disaggregate the net incurred and paid loss and loss expense development tables so as to continue to provide meaningful information to investors.

4.
You disclose on page F-35 that for purposes of your short duration tables in Note 7, "the incurred and paid claims have been allocated to the accident years based on the proportion of premiums earned for each contract during such accident year" because you do not receive claims information by accident year from ceding insurers. You also disclose at the bottom of F-35 that "The allocation to accident years results in losses from natural catastrophe events for severity contracts allocated in proportion to the premiums earned in an accident year rather than the year during which the natural catastrophe event occurred." However, you disclose in other sections of your filings that imply that for at least some frequency and severity losses you are able to positively identify the events and the periods in which they occur. For instance, you disclose on page 57 "For the year ended December 31, 2016, the losses incurred on severity contracts increased by $19.2 million, or 727.4% compared to the same period in 2015. The severity losses incurred included $4.4 million of loss reserves relating to the 2016 Canadian wildfires and Hurricane Matthew." You also disclose on page 43 of your September 30, 2017 Form 10-Q that "The losses incurred on frequency contracts for the nine months ended September 30, 2017 included $8.7 million of catastrophe losses incurred on quota share contracts due to hurricanes Harvey, Irma and Maria and the Mexican earthquakes." Similarly, you disclose on page 44 of the Form 10-Q that "For the three and nine months ended September 30, 2017, the increase in severity losses incurred was primarily due to $36.2 million of catastrophe losses incurred relating to hurricanes Harvey, Irma and Maria and the Mexican earthquakes, compared to the same periods in 2016." Please tell us how your method of allocation results in the short duration tables in Note 7 providing meaningful information and complies with ASC 944-40-50-4B.

The extent to which we receive individual property catastrophe data varies by client and contract, particularly on property catastrophe quota share contracts. Given the variation in the data we receive and, to a certain extent, the lack of large catastrophe losses that we have historically experienced prior to 2017, we allocated losses to prior years based on a formulaic approach which we described in our Form 10-K. During 2017, our portfolio experienced material catastrophe losses from hurricanes Harvey, Irma and Maria. Given the financial significance of these events, we continue to maintain frequent dialogue with our cedents in relation to these losses and worked with them to ensure the claims data they provide would enable us to specifically identify the amounts for these losses. We expect to continue to identify such large losses to the extent feasible, exclude those losses from our accident year formulaic allocations and assign them to the appropriate accident year.

We continue to endeavor to receive accident year data from our clients and are using this data in our accident year calculations where possible. Our description of the improvements we have made in our process and the identification of large losses to specific accident years will be reflected in our Form 10-K for the fiscal year ended December 31, 2017.

Please do not hesitate to contact the undersigned at (345) 749-0205 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Tim Courtis
Tim Courtis
Chief Financial Officer

APPENDIX A

	Net Earned Premium		Losses Incurred		Claims Paid		Net Ending Reserve Liabilities
	2016	2015	2016	2015	2016	2015	2016	2015
	($ in thousands)		($ in thousands)		($ in thousands)		($ in thousands)

Commercial	15,356	8,751	7,824	(1,804)	6,659	642	7,833	6,717
Motor - Property	37,526	29,698	28,837	21,082	26,114	24,511	12,530	9,807
Personal	47,937	62,776	30,489	36,387	29,745	40,175	24,119	23,421
General Liability	34,180	15,694	41,811	53,495	79,312	13,512	38,542	76,087
Motor Liability	216,308	169,286	169,579	130,423	163,432	143,430	75,926	69,779
Professional	52,538	47,511	36,662	34,572	19,766	17,086	89,213	78,878
Workers' Compensation	20,283	4,685	12,199	2,894	2,951	38	12,218	2,969
Accident & Health	54,159	50,810	37,003	31,905	40,132	24,203	19,270	22,399
Financial	13,646	4,646	5,042	1,560	1,943	518	5,012	1,913
Marine	9,077	6,616	4,567	2,553	1,636	472	7,888	5,032
Other	12,108	7,913	6,802	4,030	980	276	11,386	5,626
	513,118	408,387	380,815	317,097	372,670	264,863	303,937	302,629